

ESSENTIAL QUALITY COLT
$775,000 EXCEPTIONAL ATHLETE DESIGNED FOR CLASSIC DISTANCES



$85   BUY   OFFERED BY + DALMORE

" A
POWERFUL COLT FOR A **POWERFUL PARTNERSHIP!** "

- BRIAN DIDONATO
DIRECTOR OF RACING
OPERATIONS



A CLOSER LOOK AT OUR
ESSENTIAL QUALITY COLT
FEATURING RAMIRO RESTREPO
OF MARQUEE BLOODSTOCK

NEW HORSE SPOTLIGHT



Colt
FOALED 04/18/2024



Trainer
CHAD BROWN



New York/Florida
RACING CIRCUIT

MyRacehorse joined forces with MorPlay Racing and Marquee Bloodstock to outbid numerous sharp shoppers and take home a strapping Essential Quality colt for $775,000 during the final session of the OBS April Sale.

READ FULL OVERVIEW HERE

MyRacehorse joined forces with MorPlay Racing and Marquee Bloodstock to outbid numerous sharp shoppers and take home a strapping Essential Quality colt for $775,000 during the final session of the OBS April Sale.

Hip 1027, out of Let's Parlay (Pomeroy), breezed an impressive and efficient quarter mile in :20 ⅘ during his under-tack preview before galloping out in a snappy :32 ⅕ and :45 ⅖. Our team noted his efficient way of moving, and the fact that he was able to handle a longer breeze (quarter mile vs. the furlong that most horses work) so well despite seemingly not being particularly fit yet.

An athletic and balanced April foal, the grey has a particularly strong hip and gaskin, with a very free-flowing walk which translated to his efficient stride on the track. He boasts an A cardio score, suggesting that Classic distances should be well within his range.

Marquee Bloodstock's Ramiro Restrepo has already had serious success with a son of Essential Quality, as his $150,000 OBSAPR '25 purchase The Puma took the G3 Tampa Bay Derby and finished second in the G1 Florida Derby.

No doubt in part off the back of The Puma's success, progeny of Essential Quality were in particularly high demand at this year's April sale, with a filly fetching $610,000 and another colt bringing $550,000. The 2020 champion juvenile male and 2021 champion 3-year-old male has been represented by five other stakes winners in his first crop thus far, including Nashua S. and Jerome S. winner My World and the one-two finishers of the Rushaway S., another two-turn event for sophomore colts.

Pomeroy is the broodmare sire of MGSW and sire Thousand Words, as well as the talented active filly Lennilu. He is by Boundary, the same maternal grandsire as superstar siblings Mage, Dornoch and Baeza and their promising MyRacehorse-owned younger brother Woodburn.

Let's Parlay was a hearty nine-time winner who ran 29 times and until the age of six. Hailing from a very productive family developed by the Brunetti family's highly successful Red Oak Stable, she is a half-sister to multiple stakes winner and graded stakes-placed King For a Day; as well as to the dam of uber-durable MG1SW sprinter/miler Mind Control–both are currently standing stud in New York.

Restrepo and MyRacehorse have teamed up successfully in the past, having purchased 2025 stakes winner and graded-placed Reputation as a 2-year-old together in 2024. That daughter of Bolt d'Oro is currently working towards a 4-year-old debut. Restrepo is of course best known for selecting and co-campaigning the aforementioned 2023 Kentucky Derby winner Mage.

Rich Mendez's MorPlay, meanwhile, has emerged as a major player in the racing and bloodstock world in recent years, and its best known colorbearer to date is fellow OBS April graduate Shisospicy, who bested the boys in the 2025 G1 Breeders' Cup Turf Sprint en route to champion female sprinter honors.

Let's Parlay '24 got a standard post-sale break at Mendez's Always Dream Equine Ranch in Ocala and will leg back up at nearby Oak Ridge Farm before joining the barn of top conditioner Chad Brown.

The five-time Eclipse Award winner for outstanding trainer also boasts six seasons as North America's leading trainer by earnings. He is training another standout member of MyRacehorse's 2-year-old crop in regally bred Woodburn, and has been represented this year by graded stakes-winning sophomores on the dirt like G1 Kentucky Oaks heroine Always a Runner, G2 Risen Star S. winner Paladin, G2 Louisiana Derby scorer Emerging Market and G3 Peter Pan S. winner Growth Equity. A two-time winner of the G1 Preakness S., Brown also guided the career of 2024 champion 3-year-old male, G1 Breeders' Cup Classic winner and near $8.2-million earner Sierra Leone.



	ESSENTIAL QUALITY	TAPIT
		DELIGHTFUL QUALITY
	LET'S PARLAY	POMEROY
		UBETWEREVEN

SEE FULL PEDIGREE HERE

MEDIA



• •

DETAILS

WORKOUTS   RESULTS

DATE	TIME	RANK	TR.	DIST.	SF





FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$85	**$425,000**	**25%**	**0.005%**

$19.03
$40.69
$10.62
$12.75
$1.91

ASSET COST –

Includes the initial purchase price of the horse plus relevant sales tax and the associated bloodstock fee. Series Let's Parlay '24 owns 25% of the underlying asset, which was purchased at auction for $775,000, plus a 5% bloodstock fee. Series Let's Parlay '24 consists of 5,000 shares.

BROKERAGE FEE +

MANAGEMENT AND DUE DILIGENCE FEE +

ORGANIZATIONAL AND EXPERIENTIAL FEE +

OPERATING EXPENSE RESERVE +

The target raise for this offering is $106,250.00, and the maximum raise is $425,000.00. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $0

Funds Raised

$85 INVEST

Offering Memorandum

OFFERED BY DALMORE

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